November 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sonia Bednarowski / Mr. John Dana Brown
Re:	Spirits Capital Corporation.
Offering Statement on Form 1-A, initially filed August 10, 2023
File No.: 02412312

Dear Ms. Bednarowski and Mr. Brown:

On behalf of Spirits Capital Corporation, we hereby request qualification of the above-referenced offering statement at 4:00 PM, Eastern Time, on Thursday, November 30, 2023, or as soon thereafter as is practicable.

We understand that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also acknowledge that following qualification, Rule 257 of Regulation A requires the Company to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our counsel Ruba Qashu, Partner, Barton LLP at 949-355-5405.

Sincerely,

Spirits Capital Corporation

/s/ Todd Sanders
Todd Sanders
Chief Executive Officer and Chairman